UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated October 12, 2009.

SIGNATURE

Pursuant to the requirements of the0 Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: October 12, 2009

BluePhoenix Solutions Raises $4.2 Million in Private Placement of
Ordinary Shares and Warrants

HERZLIYA, Israel – October 12, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has entered into a Securities Purchase Agreement with certain institutional investors for the sale of approximately $4.2 million of its ordinary shares at a purchase price of $3.05 per share. Pursuant to the Securities Purchase Agreement, the investors also received 818,744 Series A warrants, 1,364,575 Series B warrants and 818,744 Series C warrants (collectively, the “Warrants”), each exercisable for the purchase of the Company’s ordinary shares. The Series A warrants are exercisable immediately at an exercise price of $3.95 and have a five-year term. The Series B warrants are exercisable immediately at an exercise price of $3.05 and a term expiring upon the earlier of (a) four and one-half months from the effective date of the registration statement with respect to the Series B warrants and (b) four and one-half months from the date on which each of the ordinary shares, Warrants and shares underlying the Warrants sold pursuant to the Securities Purchase Agreement (the “Securities”) may be sold by non-affiliates of the Company without the requirement that the Company be in compliance with Rule 144(c)(1) under the Securities Act of 1933, as amended (the “Securities Act”). The Series C warrants are exercisable immediately upon the exercise of the Series B warrants at an exercise price of $3.95, and will expire upon the earlier of (a) five years and four and one-half months from the effective date of the registration statement with respect to the Series C warrants and (b) five years and four and one-half months from the date on which all of the Securities may be sold by non-affiliates of the Company without the requirement that the Company be in compliance with Rule 144(c)(1) of the Securities Act. The Series C warrants are exercisable into a number of ordinary shares equal to 60% of the Series B warrants ultimately exercised.

The net proceeds of the offering will be used towards the repayment of debt, potential acquisitions and general working capital. The Company anticipates closing the transaction on or prior to October 15, 2009.

The ordinary shares issued in the private placement have not been registered under the Securities Act, and may not be subsequently offered or sold by the investors in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with respect to the resale by the investors of (i) the ordinary shares issued pursuant to the Securities Purchase Agreement, (ii) the ordinary shares issuable upon exercise of the Warrants, (iii) any additional ordinary shares issuable in connection with any anti-dilution provisions in the Warrants (without giving effect to any limitations on exercise set forth in the Warrants) and (iv) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+972-9-9526110
vsagiv@bphx.com

SECURITIES PURCHASE AGREEMENT

Dated as of October 12, 2009

by and among

BLUEPHOENIX SOLUTIONS LTD.

and

THE PURCHASERS LISTED ON EXHIBIT A

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        This SECURITIES PURCHASE AGREEMENT dated as of October 12, 2009 (this “Agreement”) by and among BluePhoenix Solutions Ltd., an Israeli company (the “Company”), and each of the purchasers whose names are set forth on Exhibit A attached hereto (each a “Purchaser” and collectively, the “Purchasers”).

        The parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF ORDINARY SHARES AND WARRANTS

    Section 1.1         Purchase and Sale of Ordinary Shares and Warrants. (a) Upon the following terms and conditions, the Company shall issue and sell to the Purchasers, and the Purchasers shall purchase (in the amounts set forth as Exhibit A hereto) from the Company, ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”, and the Ordinary Shares purchased pursuant to the terms hereof, the “Shares”) at a price per share of $3.05, amounting to an aggregate purchase price of $4,161,954 (the “Purchase Price”). The Company and the Purchasers are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), including Regulation D (“Regulation D”), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder.

    (b)        Upon the following terms and conditions and for no additional consideration, each of the Purchasers shall be issued Series A Warrants, Series B Warrants and Series C Warrants, in substantially the form attached hereto as Exhibit B (collectively, the Series A Warrants, the Series B Warrants and the Series C Warrants, the “Warrants”), to purchase the number of Ordinary Shares as set forth opposite such Purchaser’s name on Exhibit A hereto.

    (i)        The Series A Warrants shall be exercisable immediately and have a term of exercise equal to five years and an exercise price equal to $3.95, subject to adjustment therein and each Purchaser shall receive up to a number of Ordinary Shares equal to 60% of such Purchaser’s Shares (the “Series A Warrants”).

    (ii)        The Series B Warrants shall be exercisable immediately and have a term of exercise equal to the earlier of (a) four and one-half months from the effective date of the Registration Statement (the “Effective Date”) and (b) four and one-half months from the date on which all of the Securities may be sold by non-affiliates of the Company without the requirement for the Company to be in compliance with Rule 144(c)(1) (the “144 Date”) and an exercise price equal to $3.05, subject to adjustment therein and each Purchaser shall receive up to a number of Ordinary Shares equal to 100% of such Purchaser’s Shares (the “Series B Warrants”).

    (iii)        The Series C Warrants shall be exercisable immediately upon the exercise of the Series B Warrant in accordance with the terms set forth in the Series C Warrants and have a term of exercise equal to the earlier of (a) five years and four and one-half months from the Effective Date and (b) five years and four and one-half months from the 144 Date and an exercise price equal to $3.95, subject to adjustment therein and each Purchaser shall receive up to a number of Ordinary Shares equal to 60% of such Purchaser’s Shares (the “Series C Warrants”).

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The “Market Price” shall mean the closing bid price of the Ordinary Shares immediately prior to the date in question.

    Section 1.2         Purchase Price and Closing. Subject to the terms and conditions hereof, the Company agrees to issue and sell to the Purchasers and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers, severally but not jointly, agree to purchase the Shares and Warrants for an aggregate purchase price of $4,161,954 (the “Purchase Price”). The closing of the purchase and sale of the Shares and the Warrants to be acquired by the Purchasers from the Company under this Agreement shall take place at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036 (the “Closing”) at 10:00 a.m., New York time (i) on the second business day after the fulfillment or waiver in accordance herewith of all of the conditions set forth in Article IV hereof and applicable to the Closing; provided, that such date shall be no later than October 15, 2009, or (ii) at such other time and place or on such date as Purchasers committed to purchase hereunder at least 67% in value of the Shares and the Company may agree upon (the “Closing Date”). Subject to the terms and conditions of this Agreement, at the Closing the Company shall deliver or cause to be delivered to each Purchaser (x) a certificate for the number of Ordinary Shares set forth opposite the name of such Purchaser on Exhibit A hereto, (y) its Warrants to purchase such number of Ordinary Shares as is set forth opposite such Purchaser’s name on Exhibit A and (z) any other documents required to be delivered pursuant to Article IV hereof. At the Closing, each Purchaser shall deliver its portion of the Purchase Price by wire transfer to the Company.

    Section 1.3         Warrant Shares. The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other similar contractual rights of shareholders, a number of its authorized but unissued Ordinary Shares equal to 110% of the shares issuable upon exercise of the Warrants as of the Closing Date. Any Ordinary Shares issuable upon exercise of the Warrants (and such shares when issued) are herein referred to as the “Warrant Shares”. The Shares, the Warrants and the Warrant Shares are sometimes collectively referred to herein as the “Securities”.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

    Section 2.1        Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchasers, as of the date hereof and the Closing Date (except as set forth on the Schedule of Exceptions attached hereto with each numbered Schedule corresponding to the section number herein), as follows:

    (a)        Organization and Good Standing. The Company is a company duly incorporated or otherwise organized and validly existing under the laws of the State of Israel and has the requisite power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. Except as set forth in Schedule 2.1(a), the Company has no significant direct or indirect Subsidiaries other than as specified in the Forms 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”). The Company and each Subsidiary listed on the Form 20-F is duly qualified as a foreign company to do business and is in good standing (if applicable) in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified will not have a Material Adverse Effect. For the purposes of this Agreement, “Material Adverse Effect” means any material adverse effect on the business, operations, properties or financial condition of the Company and its Subsidiaries taken as a whole (other than effects resulting from conditions affecting the Company’s or its Subsidiaries’ markets generally or from general economic conditions) and/or any condition, circumstance or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its obligations under the Transaction Documents (as defined in Section 2.1(b) below)) in any material respect. For the purposes of this Agreement, “Subsidiary” shall mean any corporation or other entity of which at least a majority of the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions are at the time owned directly or indirectly by the Company and/or any of its other Subsidiaries.

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    (b)        Power; Authorization; Enforcement. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Warrants and the Registration Rights Agreement by and among the Company and the Purchasers, dated as of the Closing, substantially in the form of Exhibit C attached hereto (the “Registration Rights Agreement”) (this Agreement, the Warrants and the Registration Rights Agreement, the “Transaction Documents”) and to issue and sell the Securities in accordance with the terms hereof. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly and validly authorized by all necessary action, and, except as set forth on Schedule 2.1(b), no further consent or authorization of the Company, its Board of Directors or shareholders is required. When executed and delivered by the Company, each of the Transaction Documents shall constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

    (c)        Capitalization. The authorized share capital of the Company as of the date hereof is set forth on Schedule 2.1(c) hereto. All of the outstanding Ordinary Shares and any other outstanding security of the Company have been duly and validly authorized and validly issued, fully paid and nonassessable and were issued in accordance with the registration provisions of the Securities Act, or pursuant to valid exemptions therefrom. Except as set forth in this Agreement or on Schedule 2.1(c) hereto, no Ordinary Shares or any other security of the Company are entitled to preemptive rights, registration rights, rights of first refusal or similar rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any share capital of the Company. Furthermore, except as set forth in this Agreement or on Schedule 2.1(c) hereto, there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional Ordinary Shares of the Company or options, securities or rights convertible into share capital of the Company. Except for customary transfer restrictions contained in agreements entered into by the Company in order to sell restricted securities or as provided on Schedule 2.1(c) hereto, the Company is not a party to or bound by any agreement or understanding granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities.

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    (d)        Issuance of Securities. The Shares to be issued at the Closing have been duly authorized by all necessary action and, when paid for and issued in accordance with the terms hereof, the Shares shall be duly and validly issued, fully paid, non-assessable, and free and clear of all liens. When the Warrant Shares are issued and paid for in accordance with the terms of this Agreement and as set forth in the Warrants, such shares will be duly authorized by all necessary action and validly issued, fully paid, non-assessable, and free and clear of all liens.

    (e)        No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company, the performance by the Company of its obligations under the Warrants and the consummation by the Company of the transactions contemplated hereby and thereby (including the issuance of the Securities as contemplated hereby) do not and will not (i) violate any provision of the Company’s memorandum or articles of association (the “Organizational Documents”) as amended to date, or any Subsidiary’s comparable charter documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries’ respective properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries are bound or affected, except, with respect to clauses (ii) and (iii) above for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect (excluding with respect to federal and state securities laws). Neither the Company nor any of its Subsidiaries is required under federal, state, foreign or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents or issue and sell the Securities in accordance with the terms hereof, other than any filings, consents and approvals which may be required to be made by the Company under applicable state, federal and foreign securities laws, rules or regulations or any registration provisions provided in the Registration Rights Agreement.

    (f)        SEC Documents, Financial Statements. The Ordinary Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act, and the Company has timely filed all reports, schedules, forms, statements and any other documents submitted or filed by the Company with the Securities and Exchange Commission (“SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all of the foregoing including filings incorporated by reference therein being referred to as the “SEC Documents”) required to be filed in the last 12 months. At the times of its filing, the Form 20-F complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and the Form 20-F did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the Form 20-F complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC. Such financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

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    (g)        No Material Adverse Change. Since the filing of the Form 20-F, the Company has not experienced or suffered any Material Adverse Effect, except as disclosed on Schedule 2.1(g) hereto or as disclosed in its SEC Documents.

    (h)        No Undisclosed Liabilities. Except as disclosed in the SEC Documents or on Schedule 2.1(h) hereto, since the filing of the Form 20-F, neither the Company nor any of its Subsidiaries has incurred any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) other than those incurred in the ordinary course of the Company’s or its Subsidiaries respective businesses or which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

    (i)        Actions Pending. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or other proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary which questions the validity of this Agreement or any of the other Transaction Documents or any of the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except as set forth in the SEC Documents or on Schedule 2.1(i) hereto, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company, any Subsidiary or any of their respective properties or assets, which individually or in the aggregate, would reasonably be expected, if adversely determined, to have a Material Adverse Effect. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any Subsidiary or any officers or directors of the Company or Subsidiary in their capacities as such, which individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

    (j)        Compliance with Law. The business of the Company and the Subsidiaries has been and is presently being conducted in accordance with all applicable federal, state, local and foreign governmental laws, rules, regulations and ordinances, except as set forth in the SEC Documents or on Schedule 2.1(j) hereto or such that, individually or in the aggregate, the noncompliance therewith could not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries have all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted by it (the “Permits”) unless the failure to possess the Permits, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries have received notice or proceedings relating to the revocation or modification of any of the Permits which could reasonably be expected to have a Material Adverse Effect.

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    (k)        Taxes. The Company and each of the Subsidiaries has accurately prepared and filed all material federal, state, foreign and other tax returns required by law to be filed by it, has paid or made provisions for the payment of all taxes shown to be due and all additional assessments, and adequate provisions have been and are reflected in the financial statements of the Company and the Subsidiaries for all current taxes and other charges to which the Company or any Subsidiary is subject and which are not currently due and payable. The Company has no knowledge of any additional assessments, adjustments or contingent tax liability of any nature whatsoever, whether pending or threatened against the Company or any Subsidiary for any period, nor of any basis for any such assessment, adjustment or contingency, which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

    (l)        Certain Fees. Except as set forth on Schedule 2.1(l) hereto, the Company has not employed any broker or finder or incurred any liability for any brokerage or investment banking fees, commissions, finders’ structuring fees, financial advisory fees or other similar fees in connection with the Transaction Documents or the transactions contemplated thereby.

    (m)        Disclosure. Except for the transactions contemplated by this Agreement, the Company confirms that neither it nor any other person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that constitutes or might constitute material, nonpublic information. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

    (n)        Operation of Business. Except as set forth on Schedule 2.1(n) hereto, the Company and each of the Subsidiaries owns or possesses the rights to all material patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations which are necessary for the conduct of its business as now conducted without any known conflict with the rights of others, except for any noncompliance that would not reasonably be expected to have a Material Adverse Effect.

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    (o)        Books and Records; Internal Accounting Controls. The records and documents of the Company and its Subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the Subsidiaries, the location of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company or any Subsidiary. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient, in the judgment of the Company’s board of directors, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

    (p)        Material Agreements. Except for the Transaction Documents (with respect to clause (i) only) or as set forth on Schedule 2.1(p) hereto, or as would not be reasonably likely to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries have performed all obligations required to be performed by them to date under any material contract, instrument, agreement, commitment, obligation, plan or arrangement, filed or required to be filed with the SEC (the “Material Agreements”), (ii) neither the Company nor any of its Subsidiaries has received any notice of default under any Material Agreement and, (iii) to the Company’s knowledge, neither the Company nor any of its Subsidiaries is in default under any Material Agreement now in effect.

    (q)        Transactions with Affiliates. Except as set forth on Schedule 2.1(q) hereto, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company or any Subsidiary, on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company, or any of its Subsidiaries, or any person owning at least 5% of the outstanding share capital of the Company or any Subsidiary which, in each case, is required to be disclosed on Form 20-F, that is not so disclosed on the Form 20-F.

    (r)        Securities Act of 1933. Based in material part upon the representations herein of the Purchasers, the Company has complied and will comply with all applicable federal and state securities laws in connection with the offer, issuance and sale of the Securities hereunder. Neither the Company nor anyone acting on its behalf, directly or indirectly, has or will sell, offer to sell or solicit offers to buy any of the Securities or similar securities to, or solicit offers with respect thereto from, or enter into any negotiations relating thereto with, any person, or has taken or will take any action so as to bring the issuance and sale of any of the Securities under the registration provisions of the Securities Act and applicable state securities laws. Neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of any of the Securities.

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    (s)        Investment Company Act Status. The Company is not, and as a result of and immediately upon the Closing will not be, an “investment company” or, to the Company’s knowledge, a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended.

    (t)        No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act in a manner that would prevent the Company from selling the Securities pursuant to Regulation D and Rule 506 thereof under the Securities Act, nor will the Company or any of its affiliates or subsidiaries take any action or steps that would cause the offering of the Securities to be integrated with other offerings. Except as set forth on Schedule 2.1(t) hereto, the Company does not have any registration statement pending before the SEC or currently under the SEC’s review. Except as set forth on Schedule 2.1(t) hereto, since October 1, 2008, the Company has not offered or sold any of its equity securities or debt securities convertible into Ordinary Shares.

    (u)        DTC Status. The Company’s current transfer agent is a participant in, and the Ordinary Shares are eligible for transfer pursuant to, the Depository Trust Company Automated Securities Transfer Program. The name, address, telephone number, fax number, contact person and email address of the Company’s transfer agent is set forth on Schedule 2.1(u) hereto.

    (v)        Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.

    (w)        Title to Assets. The Company and the Subsidiaries have valid land use rights for all real property that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all liens, except for liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance, except as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

    (x)        Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including directors and officers insurance coverage at least equal to $10 million. The Company has no reason to believe that it will not be able to renew its and the Subsidiaries’ existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business on terms consistent with market for the Company’s and such Subsidiaries’ respective lines of business.

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    (y)        Accounting Controls. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures in accordance with Item 15 of Form 20-F for the Company’s most recently ended fiscal year-end (such date, the “Evaluation Date”). The Company presented in the Form 20-F the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Rule 13a-15(e) of the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls.

    (z)        Certain Registration Matters. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 2.2, no registration under the Securities Act is required for the offer and sale of the Shares and the Warrants by the Company to the Purchasers under the Transaction Documents. The Company is eligible to register the Shares and the Warrant Shares under Form F-3 promulgated under the Securities Act.

    (aa)        Listing and Maintenance Requirements. Except as specified in the SEC Documents, the Company has not, in the two years preceding the date hereof, received notice from the Nasdaq Global Market to the effect that the Company is not in compliance with the listing or maintenance requirements thereof. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of its shares on the Nasdaq Global Market. The issuance and sale of the Securities under the Transaction Documents does not contravene the rules and regulations of the Nasdaq Global Market, and no approval of the shareholders of the Company thereunder is required for the Company to issue and deliver to the Purchasers the Securities contemplated by Transaction Documents.

    (bb)        Application of Takeover Protections. The Company has no knowledge of any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Articles of Association or the laws of the state of Israel that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

    (cc)        No Additional Agreements. Except as set forth in Schedule 2.1(cc), the Company does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

    (dd)        Foreign Corrupt Practices Act. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any agent or other person acting on behalf of any of the Company or any Subsidiary, has, directly or indirectly, (i) used any funds, or will use any proceeds from the sale of the Shares, for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on their behalf of which the Company is aware) which is in violation of law, or (iv) has violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

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    (ee)        PFIC. Neither the Company nor any Subsidiary is or intends to become a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.

    (ff)        Money Laundering Laws. The operations of each of the Company and any Subsidiary are and have been conducted at all times in compliance with the applicable money laundering statutes of the United States and the state of Israel, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company and/or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

    (gg)        Solvency. Based on the financial condition of the Company as of the Closing Date (and assuming that the Closing shall have occurred), (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. Schedule 2.1(gg) sets forth as of June 30, 2009, all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, “Indebtedness” means (a) any liabilities for borrowed money or amounts owed in excess of $500,000 (other than accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP, except for payments under leases entered into in the ordinary course of the Company’s business. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

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    (hh)        OFAC. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee, Affiliate or person acting on behalf of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the sale of the Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, towards any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

    (ii)        Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

    (jj)        Acknowledgement Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 2.2(k)), it is understood and acknowledged by the Company that none of the Purchasers have been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term. The Company acknowledges that such aforementioned activities do not constitute a breach of any of the Transaction Documents.

    (kk)        Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Company’s placement agent in connection with the placement of the Securities.

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    Section 2.2         Representations, Warranties and Agreements of the Purchasers. Each of the Purchasers hereby represents, warrants and agrees to the Company with respect solely to itself and not with respect to any other Purchaser as follows as of the date hereof and as of the Closing Date:

    (a)        Organization and Standing of the Purchasers. If the Purchaser is an entity, such Purchaser is a corporation, limited liability company or partnership duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

    (b)        Authorization and Power. Each Purchaser has the requisite power and authority to enter into and perform its obligations under the Transaction Documents and to purchase the Securities being sold to it hereunder. The execution, delivery and performance of the Transaction Documents by each Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate or partnership action, and no further consent or authorization of such Purchaser or its Board of Directors, shareholders, or partners, as the case may be, is required. When executed and delivered by the Purchasers, the other Transaction Documents shall constitute valid and binding obligations of each Purchaser enforceable against such Purchaser in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

    (c)        No Conflict. The execution, delivery and performance of the Transaction Documents by the Purchaser and the consummation by the Purchaser of the transactions contemplated thereby and hereby do not and will not (i) violate any provision of the Purchaser’s charter or organizational documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Purchaser is a party or by which the Purchaser’s respective properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Purchaser or by which any property or asset of the Purchaser are bound or affected, except, with respect to clauses (ii) or (iii) (other than with respect to federal and state securities laws) for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, materially and adversely affect the Purchaser’s ability to perform its obligations under the Transaction Documents.

    (d)        Acquisition for Own Account. Each Purchaser is purchasing the Securities solely for its own account and not with a view to, or for sale in connection with, public sale or distribution thereof. Each Purchaser does not have a present intention to sell any of the Securities, nor a present arrangement (whether or not legally binding) or intention to effect any distribution of any of the Securities to or through any person or entity; provided, however, that by making the representations herein, such Purchaser does not agree to hold the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with federal and state securities laws applicable to such disposition. Each Purchaser acknowledges that it (i) has such knowledge and experience in financial and business matters such that Purchaser is capable of evaluating the merits and risks of Purchaser’s investment in the Company, (ii) is able to bear the financial risks associated with an investment in the Securities and (iii) has been given full access to such records of the Company and the Subsidiaries and to the officers of the Company and the Subsidiaries as it has deemed necessary or appropriate to conduct its due diligence investigation.

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    (e)        Rule 144. Each Purchaser understands that the Securities must be held indefinitely unless such Securities are registered under the Securities Act or an exemption from registration is available. Each Purchaser acknowledges that such person is familiar with Rule 144 of the rules and regulations of the SEC, as amended, promulgated pursuant to the Securities Act (“Rule 144”), and that such Purchaser has been advised that Rule 144 permits resales only under certain circumstances. Each Purchaser understands that to the extent that Rule 144 is not available, such Purchaser will be unable to sell any Securities without either registration under the Securities Act or the existence of another exemption from such registration requirement.

    (f)        General. Each Purchaser understands that the Securities are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Securities. Each Purchaser understands that no United States federal or state agency or any government or governmental agency has passed upon or made any recommendation or endorsement of the Securities.

    (g)        No General Solicitation. Each Purchaser acknowledges that the Securities were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, Internet website or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications. Each Purchaser, in making the decision to purchase the Securities, has relied upon independent investigation made by it and has not relied on any information or representations made by third parties.

    (h)        Accredited Investor. Each Purchaser is an “accredited investor” (as defined in Rule 501 of Regulation D), and such Purchaser has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and such Purchaser is not a broker-dealer or an “associated person” of a broker-dealer. Each Purchaser acknowledges that an investment in the Securities is speculative and involves a high degree of risk.

    (i)        Certain Fees. No Purchaser has employed any broker or finder or incurred any liability for any brokerage or investment banking fees, commissions, finders’ structuring fees, financial advisory fees or other similar fees in connection with the Transaction Documents or the transactions contemplated thereby.

    (j)        Independent Investment. Except as may be disclosed in any filings made by a Purchaser with the SEC, no Purchaser has agreed to act with any other Purchaser for the purpose of acquiring, holding, voting or disposing of the Securities purchased hereunder for purposes of Section 13(d) under the Exchange Act, and each Purchaser is acting independently with respect to its investment in the Securities.

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    (k)        No Trading. Such Purchaser has not directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with such Purchaser, engaged in any transactions in the securities of the Company (including, without limitations, any Short Sales involving the Company’s securities) since the time that such Purchaser was first contacted by the Company regarding the consummation of this transaction.  Such Purchaser covenants that neither it nor any person or entity acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are announced in a press release pursuant to Section 3.4. For purposes of this Section 2.2(k), “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

ARTICLE III

COMPANY COVENANTS

        The Company covenants with each Purchaser as follows, which covenants are for the benefit of each Purchaser and their respective permitted assignees.

    Section 3.1         Keeping of Records and Books of Account. The Company shall keep and cause each Subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all material financial transactions of the Company and its Subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made, in each case, in accordance with GAAP consistently applied.

    Section 3.2         Other Agreements. The Company shall not enter into any agreement in which the terms of such agreement would restrict or impair the right or ability to perform of the Company under any Transaction Document.

    Section 3.3         Use of Proceeds. The Company may use the net proceeds from the sale of the Securities hereunder for working capital purposes, including acquisitions, and the satisfaction of all or a portion of the Company’s debt set forth in Schedule 2.1(gg) hereto and shall not use such proceeds for (a) the redemption of any Ordinary Shares or any convertible security or warrant, option or other right to subscribe for or purchase any additional Ordinary Shares or any convertible security (“Ordinary Share Equivalents”) or (b) the settlement of any outstanding litigation. The Purchasers acknowledge that the Company intends to use up to approximately $2.3 million of the proceeds of certain loans to pay amounts due to former shareholders of TIS Consultants Ltd. (“TIS”) pursuant to the terms of that certain settlement agreement for dismissal of legal proceedings between the Company and such former shareholders of TIS, dated September 15, 2009.

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    Section 3.4         Disclosure of Information. The Company shall, after 8:45 a.m. (New York City time) and before 9:30 a.m. (New York City time) on the Trading Day immediately following the date of this Agreement, issue a press release disclosing the material terms of the transactions contemplated hereunder and, within one Trading Day of the date hereof, a Report of Foreign Private Issuer on Form 6-K, disclosing the material terms of the transactions contemplated hereby, and filing the Transaction Documents as exhibits thereto. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or the NASDAQ Global Market, the Tel Aviv Stock Exchange or any other securities exchange on which the Ordinary Shares are traded (collectively, the “Trading Market”), without the prior written consent of such Purchaser, except (i) as required by federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement and (B) the filing of final Transaction Documents (including signature pages thereto) with the Commission and (ii) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (ii).

    Section 3.5         Disclosure of Material Information. The Company covenants and agrees that neither it nor any other person acting on its behalf has provided or will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information.  The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in the Ordinary Shares.

    Section 3.6         Reservation of Shares. So long as any of the Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized and reserved for the purpose of issuance, one hundred percent (100%) of the aggregate number of Ordinary Shares needed to provide for the issuance of the Warrant Shares.

    Section 3.7         Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates, registered in the name of each Purchaser or its respective nominee(s), for the Warrant Shares in such amounts as specified from time to time by each Purchaser to the Company upon exercise of the Warrants in the form of Exhibit D attached hereto (the “Irrevocable Transfer Agent Instructions”). Prior to registration of the Warrant Shares under the Securities Act, all such certificates shall bear the restrictive legend specified in Section 5.1 of this Agreement. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 3.7 will be given by the Company to its transfer agent and that the Warrant Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the Registration Rights Agreement. If a Purchaser provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of the Warrant Shares may be made without registration under the Securities Act or the Purchaser provides the Company with reasonable assurances that the Warrant Shares can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold, the Company shall permit the transfer, and, in the case of the Warrant Shares, promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by such Purchaser and without any restrictive legend. The Company acknowledges that a breach by it of its obligations under this Section 3.7 will cause irreparable harm to the Purchasers by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 3.7 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 3.7, that the Purchasers shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

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    Section 3.8         Furnishing of Information; Public Information. Until the earliest of the time that (i) no Purchaser owns Securities or (ii) the Warrants have expired, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. As long as any Purchaser owns Securities, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Securities under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, to the extent required from time to time to enable such person to sell such Securities without registration under the Securities Act within the requirements of the exemption provided by Rule 144. At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to one and one-half percent (1.5%) of the aggregate Purchase Price of such Purchaser’s Securities which such Purchaser holds on the day of a Public Information Failure. So long as the Public Information Failure has not been cured, the Company shall make an additional payment in cash equal to one and one-half percent (1.5%) of the aggregate Purchase Price of such Purchaser’s Securities which such Purchaser holds on each thirtieth (30th) day after the date that the Public Information Failure first occurred (in the event that any such period is less than thirty (30) days, such payment shall be pro-rated and shall be determined by the aggregate Purchase Price of the Securities held by such Purchaser on the last day of such period) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such date that such public information is no longer required  for the Purchasers to transfer the Securities pursuant to Rule 144 (the “Failure Cure Date”); provided, further, however, that in no event shall the amount of liquidated damages payable at any time and from time to time to any Purchaser pursuant to this Section 3.8 and Section 7(c) of the Registration Rights Agreement exceed an aggregate of six percent (6%) of the amount of such Purchaser’s initial investment in the Shares.  The payments to which a Purchaser shall be entitled pursuant to this Section 3.8 are referred to herein as “Public Information Failure Payments” and the date on which the Public Information Failure first occurs and each thirtieth (30th) day thereafter (including the last day of any period which is less than thirty (30) days) until the Failure Cure Date are referred to herein as “Damages Determination Dates.”  Public Information FailurePayments shall be paid on the third (3rd) Business Day after the event or failure giving rise to the Public Information FailurePayments is cured, provided, that no Public Information Failure Payment shall made to any Purchaser until the Company has received a written certification from such Purchaser of the aggregate Purchase Price of the Securities held by such Purchaser as of each of the Damages Determination Dates.  In the event the Company fails to make Public Information FailurePayments in a timely manner, such Public Information FailurePayments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

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    Section 3.9         Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers or that would be integrated with the offer or sale of the Securities to the Purchasers for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

    Section 3.10         Listing of Ordinary Shares. The Company hereby agrees to use reasonable best efforts to maintain the listing of the Ordinary Shares on a Trading Market, and as soon as reasonably practicable following the Closing (but not later than the earlier of the Effective Date (as defined in the Registration Rights Agreement) and the first anniversary of the Closing Date) to list all of the Shares and Warrant Shares on such Trading Market. The Company further agrees, if the Company applies to have the Ordinary Shares traded on any other Trading Market, it will include in such application all of the Shares and Warrant Shares, and will take such other action as is necessary to cause all of the Shares and Warrant Shares to be listed on such other Trading Market as promptly as possible. The Company will take all action reasonably necessary to continue the listing and trading of the Ordinary Shares on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.

    Section 3.11         Equal Treatment of Purchasers. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

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    Section 3.12         Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

    Section 3.13         Subsequent Equity Sales.

    (a)        From the date hereof until forty-five (45) days after the Effective Date (as defined in the Registration Rights Agreement), neither the Company nor any Subsidiary shall issue Ordinary Shares or Ordinary Share Equivalents; provided, however, that the forty-five (45) day period set forth in this Section 3.13 shall be extended for the number of Trading Days during such period in which trading in the Ordinary Shares is suspended by any Trading Market.

    (b)        RESERVED.

    (c)        Notwithstanding the foregoing, this Section 3.13 shall not apply in respect of an Exempt Issuance. “Exempt Issuance” means the issuance of (a) Ordinary Shares or options to employees, officers or directors of the Company or up to 250,000 Ordinary Shares or options per year to consultants of the Company, in either case, pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on, or contractually obligated by the Company to issue as of, the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise, exchange or conversion price of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a person which is, itself or through its subsidiaries, an operating company or a person who owns an operating company, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities and (d) securities issued pursuant to the agreements set forth on Schedule 2.1(c).

    Section 3.14         Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 3.4.  Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 3.4, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents and the Disclosure Schedules.  Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 3.4, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 3.4 and (iii) no Purchaser shall have any duty of confidentiality to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 3.4.

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    Section 3.15        Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding Ordinary Shares, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Shares and Warrant Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

ARTICLE IV

CONDITIONS

    Section 4.1        Conditions Precedent to the Obligation of the Company to Close and to Sell the Securities. The obligation hereunder of the Company to close and issue and sell the Securities to the Purchasers at the Closing is subject to the satisfaction or waiver, at or before the Closing of the conditions set forth below. These conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion.

    (a)        Accuracy of the Purchasers’ Representations and Warranties. The representations and warranties of each Purchaser shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality, which shall be true and correct in all respects) as of such date.

    (b)        Performance by the Purchasers. Each Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchasers at or prior to the Closing Date.

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    (c)        No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

    (d)        No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company or any Subsidiary, or any of the officers, directors or affiliates of the Company or any Subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

    (e)        Delivery of Purchase Price. The Purchasers shall have delivered to the Company the Purchase Price for the Securities to be purchased by each Purchaser.

    (f)        Delivery of Transaction Documents. The Transaction Documents shall have been duly executed and delivered by the Purchasers to the Company.

    Section 4.2         Conditions Precedent to the Obligation of the Purchasers to Close and to Purchase the Securities. The obligation hereunder of the Purchasers to purchase the Securities and consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchasers’ sole benefit and may be waived by the Purchasers holding, or committed to purchase at least 67% of the Shares at any time in their sole discretion.

    (a)        Accuracy of the Company’s Representations and Warranties. Each of the representations and warranties of the Company in this Agreement and the other Transaction Documents shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of such date.

    (b)        Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

    (c)        No Suspension, Etc. Trading in the Ordinary Shares shall not have been suspended by the SEC or the Nasdaq Global Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg Financial Markets (“Bloomberg”) shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by Bloomberg, nor shall a banking moratorium have been declared either by the Israel, United States or New York State authorities.

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    (d)        No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

    (e)        No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company or any Subsidiary, or any of the officers, directors or affiliates of the Company or any Subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

    (f)        Opinion of Counsel. The Purchasers shall have received an opinion of Israel counsel, U.S. counsel and general counsel to the Company, dated the date of the Closing, substantially in the form of Exhibits E-1, E-2 and E-3, respectively with such exceptions and limitations as shall be reasonably acceptable to counsel to the Purchasers.

    (g)        Shares and Warrant Shares. At or prior to the Closing Date, the Company shall have delivered to the Purchasers the certificates representing the Shares (in such denominations as each Purchaser may request) and the Warrants (in such denominations as each Purchaser may request).

    (h)        Secretary’s Certificate. The Company shall have delivered to the Purchasers a secretary’s certificate, dated as of the Closing Date, as to (i) the resolutions adopted by the Board of Directors approving the transactions contemplated hereby, (ii) the Officer’s Certificate referred to in Section 4.2(i) below, (iii) the Organizational Documents, each as in effect at the Closing, and (iv) the authority and incumbency of the officers of the Company executing the Transaction Documents and any other documents required to be executed or delivered in connection therewith.

    (i)        Officer’s Certificate. On the Closing Date, the Company shall have delivered to the Purchasers a certificate signed by an executive officer on behalf of the Company, dated as of the Closing Date, confirming the accuracy of the Company’s representations, warranties and covenants as of the Closing Date and confirming the compliance by the Company with the conditions precedent set forth in paragraphs (a)-(e) and (l) of this Section 4.2 as of the Closing Date (provided that, with respect to the matters in paragraphs (d) and (e) of this Section 4.2, such confirmation shall be based on the knowledge of the executive officer after due inquiry).

    (j)        Registration Rights Agreement. As of the Closing Date, the Company shall have executed and delivered the Registration Rights Agreement to each Purchaser.

    (k)        Transfer Agent Instructions. The Irrevocable Transfer Agent Instructions, in the form of Exhibit D attached hereto, shall have been delivered to the Company’s transfer agent.

    (l)        Material Adverse Effect. No Material Adverse Effect shall have occurred from the date hereof until the Closing Date.

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ARTICLE V

CERTIFICATE LEGEND

    Section 5.1         Legend. Each certificate representing the Securities shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR BLUEPHOENIX SOLUTIONS LTD. SHALL HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

        Certificates evidencing the Securities shall not contain any legend (including the legend forth above) if at such time (i) the Company has received an opinion of counsel reasonably satisfactory to the Company, to the effect that the registration of the Securities under the Securities Act is not required in connection with such proposed transfer, (ii) a registration statement under the Securities Act covering the resale of the Securities has been filed by the Company with the SEC and has become effective under the Securities Act, (iii) the Company has received other evidence reasonably satisfactory to the Company that such registration and qualification under the Securities Act and state securities laws are not required (which may include an opinion of counsel provided by the Company), or (iv) if such Shares or Warrant Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Shares and Warrant Shares and without volume or manner-of-sale restrictions. If all or any portion of a Warrant is converted or exercised (as applicable) at a time when there is an effective registration statement to cover the resale of the Warrant Shares, or if such Warrant Shares may be sold under Rule 144 without volume or manner restrictions and the Company is then in compliance with the current public information required under Rule 144, or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations thereof) then such Warrant Shares shall be issued free of all legends. The Company agrees that following the Effective Date or at such time as such legend is no longer required under this Section 5.1, it will use reasonably best efforts to, no later than three Trading Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a certificate representing Warrant Shares, as applicable, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Whenever a certificate representing the Securities is required to be issued to a Purchaser without a legend, in lieu of delivering physical certificates representing the Shares or Warrant Shares, as appropriate, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, the Company shall use its reasonable best efforts to cause its transfer agent to electronically transmit the Shares or Warrant Shares, as appropriate, to a Purchaser by crediting the account of such Purchaser’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system (to the extent not inconsistent with any provisions of this Agreement). Notwithstanding anything contained in this Agreement to the contrary, each Purchaser agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c)(ii), 3(c)(iii), 3(c)(iv), 3(c)(v) or 3(n) of the Registration Rights Agreement, such Purchaser will forthwith discontinue disposition of such Shares and Warrant Shares under the Registration Statement until such Purchaser’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 3(j) of the Registration Rights Agreement, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. In addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, for each $25,000 of the Securities (based on the VWAP of the Ordinary Shares on the date such Securities are submitted to the Company’s transfer agent) delivered for removal of the restrictive legend and subject to this Section 4.1(c), $50 per Trading Day for each Trading Day after the seventh Trading Day following the Legend Removal Date until such certificate is delivered without a legend. Notwithstanding anything hereunder to the contrary, for any periods during which partial liquidated damages are accruing under both this Section 5.1 and Section 2(e) of the Warrant, the holder of the Warrant shall only have the right to recover partial liquidated damages, at the option of such holder, under one such provision. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Company’s failure to deliver certificates representing any Securities as required by the Transaction Documents, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The Company acknowledges and agrees that the Securities may be pledged by a Purchaser in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Purchaser.

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ARTICLE VI

INDEMNIFICATION

    Section 6.1         Company Indemnity. Subject to the provisions of this Section 6.1, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, managers, partners, employees and agents (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), each person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, managers, partners or employees (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the reasonable fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (i) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents.

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ARTICLE VII

MISCELLANEOUS

    Section 7.1         Fees and Expenses. At the Closing, the Company has agreed to reimburse Rockmore up to $55,000 for its fees and expenses, $35,000 of which has been paid prior to the Closing. Accordingly, in lieu of the foregoing payments, the aggregate amount that Rockmore is to pay for the Securities at the Closing shall be reduced by $20,000 in lieu thereof. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

    Section 7.2         Specific Performance; Consent to Jurisdiction; Venue.

    (a)        The Company and the Purchasers acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement or the other Transaction Documents and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

    (b)        All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. The parties agree that venue for any dispute arising under this Agreement will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue. The parties irrevocably consent to personal jurisdiction in the state and federal courts of the state of New York. The Company and each Purchaser consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.2 shall affect or limit any right to serve process in any other manner permitted by law. THE PARTIES HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

    Section 7.3         Entire Agreement. This Agreement, the Warrant and the Registration Rights Agreement contain the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein, the Warrant or in the Registration Rights Agreement, neither the Company nor any Purchaser make any representation, warranty, covenant or undertaking with respect to such matters, and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein.

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    Section 7.4         Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon (i) hand delivery at the address designated below, (ii) delivery by telecopy or facsimile at the number designated below or (iii) delivery by e-mail at the e-mail address designated below (in each case, if delivered on a business day during normal business hours where such notice is to be received), or, in each case, the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the third business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company:	BluePhoenix Solutions Ltd. 8 Maskit Street Herzlia 46120 Israel Attention: Yael Peretz and Varda Sagiv Tel. No.: 972-(9)-952-6110 Fax No.: 972-(9)-952-6111 yperetz@bphx.com vsagiv@bphx.com

with copies (which copies shall not constitute notice to the Company) to:	Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Attention: Ernest S. Wechsler, Esq. Tel No.: (212) 715-9100 Fax No.: (212) 715-8000 ewechsler@kramerlevin.com

If to any Purchaser:	At the address of such Purchaser set forth on the signature attached hereto to this Agreement, with copies to Purchaser’s counsel as set forth on the signature page attached hereto or as specified in writing by such Purchaser.

        Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto pursuant to the provisions of this Section 7.4.

    Section 7.5         Amendments and Waivers. No provision of this Agreement may be amended or waived except in a written instrument signed by the Company and Purchasers holding, or committed to purchase at least 67% of the Shares. Any amendment or waiver effected in accordance with this Section 7.5 shall be binding upon each Purchaser (and their permitted assigns) and the Company. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

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    Section 7.6         Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

    Section 7.7         Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. After the Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement. Subject to Section 5.1 hereof, the Purchasers may assign the Shares and its rights under this Agreement and the other Transaction Documents and any other rights hereto and thereto without the consent of the Company.

    Section 7.8         No Third Party Beneficiaries. Except as contemplated by Article VI hereof, this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

    Section 7.9         Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

    Section 7.10         Survival. The representations and warranties of the Company and the Purchasers shall survive the execution and delivery hereof and the Closing hereunder for the applicable statute of limitations period.

    Section 7.11         Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

    Section 7.12         Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

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    Section 7.13         Further Assurances. From and after the date of this Agreement, upon the request of the Purchasers or the Company, the Company and each Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement, the Warrants and the Registration Rights Agreement.

    Section 7.14         Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. Weinstein Smith LLP (“WS”) does not represent any of the Purchasers and only represents Rockmore. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by the Purchasers.

    Section 7.15         Agent for Service of Process. The Company hereby irrevocably appoints Tom O’Connell, BluePhoenix Solutions U.S.A. Inc., 8000 Regency Parkway, Suite 300, Cary, North Carolina 27518, Telephone: (919) 380-5100, Facsimile: (919) 380-5111, Attention: Secretary, as its agent for the receipt of service of process in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents. Each of the Purchasers consents and agrees that the Company may, in its reasonable discretion, irrevocably appoint a substitute agent for the receipt of service of process located within the Untied States, and that upon such appointment, the appointment of Tom O’Connell may be revoked.

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

BLUEPHOENIX SOLUTIONS LTD. By: —————————————— Name: Title:

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SIGNATURE PAGES FOR PURCHASERS FOLLOW]

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

NAME OF INVESTOR

By:_____________________________________
Name:
Title:

Investment Amount: $______________________

Number of Ordinary Shares: __________________

Number of Warrants: _______________________

Tax ID No.:_______________________________

ADDRESS FOR NOTICE

c/o:_____________________________________

Street:___________________________________

City/State/Zip:_____________________________

Attention:________________________________

Tel:_____________________________________

Fax:_____________________________________

DELIVERY INSTRUCTIONS
(if different from above)

c/o:_____________________________________

Street:___________________________________

City/State/Zip:_____________________________

Attention:________________________________

Tel:_____________________________________

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EXHIBIT B

THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

FORM OF SERIES [A/B/C] WARRANT TO PURCHASE

ORDINARY SHARES

OF

BLUEPHOENIX SOLUTIONS LTD.

Expires ________, ____1

No.: W-_______	Number of Shares: ____________
Date of Issuance: October __, 2009

        FOR VALUE RECEIVED, the undersigned, BluePhoenix Solutions Ltd., an Israeli corporation (together with its successors and assigns, the “Issuer” or the “Company”), hereby certifies that ____________________________________ or its registered assigns is entitled to subscribe for and purchase, during the Term (as hereinafter defined), up to ___________________ (_________) duly authorized, validly issued, fully paid and non-assessable Ordinary Shares of the Issuer (subject to adjustment as hereinafter provided), at an exercise price per share equal to the Warrant Price then in effect, subject, however, to the provisions and upon the terms and conditions hereinafter set forth. Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 8 hereof.

    1.        Term. The term of this Warrant shall commence on ____________2 (the “Original Issue Date”) and shall expire at 6:00 p.m., Eastern Time, on ______________3 (such period being the “Term” and such date, the “Termination Date”). [This Warrant and any unvested Warrant Shares shall immediately terminate upon the Termination Date of such Holder’s Series B Warrant.]4

           1 As to the Series A, five year anniversary of the date of the Purchase Agreement; As to the Series B, the earlier of (a) four and one half month anniversary of the Effective Date and (b) four and one-half months from the date on which all of the Securities (as such term is defined in the Purchase Agreement) may be sold by non-affiliates of the Company without the requirement for the Company to be in compliance with Rule 144(c)(1); As to the Series C, the earlier of (a) five year and four and one half month anniversary of the Effective Date and (b) the five year four and one-half month anniversary of the date on which all of the Securities (as such term is defined in the Purchase Agreement) may be sold by non-affiliates of the Company without the requirement for the Company to be in compliance with Rule 144(c)(1).

           2 As to the Series A, the date hereof; As to the Series B, the date hereof; As to the Series C, immediately upon the exercise of the Series B Warrant.

           3 As to the Series A, five year anniversary of the date of the Purchase Agreement; As to the Series B, the earlier of (a) four and one half month anniversary of the Effective Date and (b) four and one-half months from the date on which all of the Securities (as such term is defined in the Purchase Agreement) may be sold by non-affiliates of the Company without the requirement for the Company to be in compliance with Rule 144(c)(1); As to the Series C, the earlier of (a) five year and four and one half month anniversary of the Effective Date and (b) the five year four and one-half month anniversary of the date on which all of the Securities (as such term is defined in the Purchase Agreement) may be sold by non-affiliates of the Company without the requirement for the Company to be in compliance with Rule 144(c)(1).

           4 As to the Series C Warrant only.

    2.        Method of Exercise; Payment; Issuance of New Warrant; Transfer and Exchange.

    (a)        Time of Exercise [For Series C Warrant Only: /Vesting Schedule]. The purchase rights represented by this Warrant may be exercised in whole or in part during the Term commencing on ____5. [Notwithstanding anything herein to the contrary, this Warrant shall not be exercisable unless and until the Holder has exercised such Holder’s Series B Warrant and the Holder may only exercise this Warrant to the extent and up to such number of Warrant Shares equal to the product of (i) the number of Warrant Shares that such Holder has received upon exercise of such Holder’s Series B Warrant multiplied by (ii) 60%. By way of example, if such Holder receives a Series B Warrant to purchase 100 shares and a Series C Warrant to purchase 60 shares, upon exercise of 25 shares of such Holder’s Series B Warrant, such Holder shall then have the right to exercise up to 15 shares of such Holder’s Series C Warrant such that 15 shares of such Holder’s Series C Warrant shall have vested upon the exercise of the 25 shares of such Holder’s Series B Warrant.]6

    (b)        Method of Exercise. The Holder hereof may exercise this Warrant, in whole or in part, by the surrender of this Warrant (with the exercise form attached hereto duly executed) at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of Ordinary Shares with respect to which this Warrant is then being exercised, payable at such Holder’s election (i) by certified or official bank check or by wire transfer to an account designated by the Issuer, (ii) by “cashless exercise” in accordance with the provisions of subsection (c) of this Section 2, but only when a registration statement under the Securities Act providing for the resale of the Warrant Shares is not then in effect, or (iii) by a combination of the foregoing methods of payment selected by the Holder of this Warrant (if the conditions in section (ii) herein are met).

    (c)        [Cashless Exercise. Notwithstanding any provisions herein to the contrary and commencing on the earlier of (i) the completion of the then-applicable holding period required by Rule 144, or any successor provision then in effect and (ii) one (1) year following the Original Issue Date, in each case, if a registration statement under the Securities Act providing for the resale of the Warrant Shares being exercised is not then in effect, in lieu of exercising this Warrant by payment of cash, the Holder may exercise this Warrant by a cashless exercise and shall receive the number of Ordinary Shares equal to an amount (as determined below) by surrender of this Warrant at the principal office of the Issuer together with the properly endorsed Notice of Exercise in which event the Issuer shall issue to the Holder a number of Ordinary Shares computed using the following formula:

           5 As to the Series A, the date hereof; As to the Series B, the date hereof; As to the Series C, immediately upon the exercise of the Series B Warrant.

           6 As to the Series C Warrant only.

	X = Y -	(A)(Y)
B

Where	X =	the number of Ordinary Shares to be issued to the Holder.

	Y =	the number of Ordinary Shares purchasable upon exercise of all of the Warrant assuming for such purpose cash exercise or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

	A =	the Warrant Price.

	B =	the Per Share Market Value of one Ordinary Share.] [7]

    (d)        Issuance of Share Certificates. In the event of any exercise of this Warrant in accordance with and subject to the terms and conditions hereof, certificates for the Warrant Shares so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding three (3) Trading Days after such exercise (such date, the “Delivery Date”) or, at the request of the Holder (provided that either (i) a registration statement under the Securities Act providing for the resale of the Warrant Shares is then in effect or (ii) the shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144), issued and delivered to the Depository Trust Company (“DTC”) account on the Holder’s behalf via the Deposit Withdrawal Agent Commission System (“DWAC”) within a reasonable time, not exceeding three (3) Trading Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the holder of the Warrant Shares so purchased as of the date of such exercise. Notwithstanding the foregoing to the contrary, the Issuer or its transfer agent shall only be obligated to issue and deliver the shares to the DTC on a holder’s behalf via DWAC if such exercise is in connection with a sale and the Issuer and its transfer agent are participating in DTC through the DWAC system. The Holder shall deliver this original Warrant, or an indemnification undertaking with respect to such Warrant in the case of its loss, theft or destruction, at such time that this Warrant is fully exercised. With respect to partial exercises of this Warrant, the Issuer shall keep written records for the Holder of the number of Warrant Shares exercised as of each date of exercise.

    (e)        Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise. In addition to any other rights available to the Holder, if the Issuer fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise on or before the Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Issuer shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Issuer was required to deliver to the Holder in connection with the exercise at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of Ordinary Shares that would have been issued had the Issuer timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Ordinary Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Issuer shall be required to pay the Holder $1,000. The Holder shall provide the Issuer written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Issuer. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Issuer’s failure to timely deliver certificates representing Ordinary Shares upon exercise of this Warrant as required pursuant to the terms hereof. If the Issuer fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to this Section 2(e)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise

           7 As to the Series A Warrant and Series C Warrant only.

    (f)        Transferability of Warrant. Subject to Section 5.1 of the Purchase Agreement, this Warrant may be transferred by a Holder, in whole or in part, without the consent of the Issuer. If transferred pursuant to this paragraph, this Warrant may be transferred on the books of the Issuer by the Holder hereof in person or by duly authorized attorney, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed (by the Holder executing an assignment in the form attached hereto) and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. This Warrant is exchangeable at the principal office of the Issuer for Warrants to purchase the same aggregate number of Warrant Shares, each new Warrant to represent the right to purchase such number of Warrant Shares as the Holder hereof shall designate at the time of such exchange, provided that, notwithstanding anything contained herein to the contrary, the Issuer shall not be required to provide any new Warrant which represents the right to purchase less than 250,000 Warrant Shares. All Warrants issued on transfers or exchanges shall be dated the Original Issue Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

    (g)        Continuing Rights of Holder. The Issuer will, at the time of or at any time after each exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing the extent, if any, of its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in accordance with the terms of this Warrant, provided that if any such Holder shall fail to make any such request, the failure shall not affect the continuing obligation of the Issuer to afford such rights to such Holder.

    (h)        Compliance with Securities Laws. This Warrant shall be subject to the provisions of Section 5.1 of the Purchase Agreement.

    (i)        Accredited Investor Status. In no event may the Holder exercise this Warrant in whole or in part unless the Holder is an “accredited investor” as defined in Regulation D under the Securities Act.

    3.        Shares Fully Paid; Reservation and Listing of Shares; Covenants.

    (a)        Shares Fully Paid. The Issuer represents, warrants, covenants and agrees that all Warrant Shares which may be issued upon the exercise of this Warrant or otherwise hereunder will, when issued in accordance with the terms of this Warrant, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by or through the Issuer. The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issuance upon exercise of this Warrant a number of authorized but unissued Ordinary Shares equal to at least one hundred percent (100%) of the number of Ordinary Shares issuable upon exercise of this Warrant without regard to any limitations on exercise.

    (b)        Reservation. If any Ordinary Shares required to be reserved for issuance upon exercise of this Warrant or as otherwise provided hereunder require registration or qualification with any Governmental Authority under any federal or state law before such shares may be so issued, the Issuer will in good faith use its best efforts as expeditiously as possible at its expense to cause such shares to be duly registered or qualified. If the Issuer shall list any Ordinary Shares on any securities exchange or market it will, at its expense, list thereon, and maintain and increase when necessary such listing, of, all Warrant Shares from time to time issued upon exercise of this Warrant or as otherwise provided hereunder (provided that such Warrant Shares has been registered pursuant to a registration statement under the Securities Act then in effect), and, to the extent permissible under the applicable securities exchange rules, all unissued Warrant Shares which are at any time issuable hereunder, so long as any Ordinary Shares shall be so listed. The Issuer will also so list on each securities exchange or market, and will maintain such listing of, any other securities which the Holder of this Warrant shall be entitled to receive upon the exercise of this Warrant if at the time any securities of the same class shall be listed on such securities exchange or market by the Issuer.

    (c)        Covenants. The Issuer shall not by any action including, without limitation, amending the Articles of Association or the Memorandum of Association of the Issuer, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder hereof against dilution (to the extent specifically provided herein) or impairment. Without limiting the generality of the foregoing, the Issuer will (i) not permit the par value, if any, of the Ordinary Shares to exceed the then effective Warrant Price, (ii) not amend or modify any provision of the Articles of Association or Memorandum of Association of the Issuer in any manner that would adversely affect the rights of the Holders of the Warrants as provided hereunder, (iii) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable Ordinary Shares, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of this Warrant, and (iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

    (d)        Loss, Theft, Destruction of Warrants. Upon receipt of evidence satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same number of Ordinary Shares.

    (e)        Payment of Taxes. The Issuer will pay any documentary stamp taxes attributable to the initial issuance of the Warrant Shares issuable upon exercise of this Warrant; provided, however, that the Issuer shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates representing Warrant Shares in a name other than that of the Holder in respect to which such shares are issued.

    4.        Adjustment of Warrant Price and Number of Shares Issuable Upon Exercise. The Warrant Price and the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be subject to adjustment from time to time as set forth in this Section 4. The Issuer shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with the notice provisions set forth in Section 5.

    (a)        Recapitalization, Reorganization, Reclassification, Consolidation, Merger or Sale. In case the Issuer after the Original Issue Date shall do any of the following (each, a “Triggering Event”): (a) consolidate or merge with or into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger, or (b) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger, any Capital Shares of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other Person, or (d) effect a capital reorganization or reclassification of its Capital Shares, then, and as a condition to each such Triggering Event, proper and adequate provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive at the Warrant Price in effect at the time immediately prior to the consummation of such Triggering Event in lieu of the Ordinary Shares issuable upon such exercise of this Warrant prior to such Triggering Event, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto (including the right of a shareholder to elect the type of consideration it will receive upon a Triggering Event), subject to adjustments (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for elsewhere in this Section 4. Notwithstanding anything to the contrary, in the event of a Triggering Event that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) a Triggering Event involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Issuer or any successor entity shall pay at the Holder’s option, exercisable at any time concurrently with or within 30 days after the consummation of the Triggering Event, an amount of cash equal to the value of this Warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg L.P. using (i) a price per share of Common Stock equal to the VWAP of the Common Stock for the Trading Day immediately preceding the date of consummation of the applicable Triggering Event, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of the date of consummation of the applicable Triggering Event and (iii) an expected volatility equal to the 100 day volatility obtained from the “HVT” function on Bloomberg L.P. determined as of the Trading Day immediately following the public announcement of the applicable Triggering Event, but in no event shall such number be greater than 60.

    (b)        Dividends, Subdivisions and Combinations. If at any time the Issuer shall:

(i) make or issue or set a record date for the holders of the Ordinary Shares for the purpose of entitling them to receive a dividend payable in, or other distribution of, Ordinary Shares,

(ii) subdivide its outstanding Ordinary Shares into a larger number of Ordinary Shares, or

(iii) combine its outstanding Ordinary Shares into a smaller number of Ordinary Shares,

then (1) the number of Ordinary Shares for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of Ordinary Shares which a record holder of the same number of Ordinary Shares for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of Ordinary Shares for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of Ordinary Shares for which this Warrant is exercisable immediately after such adjustment.

    (c)        Certain Other Distributions. If at any time the Issuer shall make or issue or set a record date for the holders of the Ordinary Shares for the purpose of entitling them to receive any dividend or other distribution of:

(i) cash (other than a cash dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Issuer),

(ii) any evidences of its indebtedness, any class of any shares or any other securities or property of any nature whatsoever (other than cash, Ordinary Share Equivalents or Ordinary Shares), or

    (iii)        any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any class of any shares or any other securities or property of any nature whatsoever (other than cash, Ordinary Share Equivalents or Ordinary Shares), then (1) the number of Ordinary Shares for which this Warrant is exercisable shall be adjusted to equal the product of the number of Ordinary Shares for which this Warrant is exercisable immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Per Share Market Value of the Ordinary Shares at the date of taking such record and (B) the denominator of which shall be such Per Share Market Value minus the amount allocable to one Ordinary Share of any such cash so distributable and of the fair value (as determined in good faith by the Board of Directors of the Issuer and supported by an opinion from an investment banking firm mutually agreed upon by the Issuer and the Holder) of any and all such evidences of indebtedness, shares, other securities or property or warrants or other subscription or purchase rights so distributable, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of Ordinary Shares for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of Ordinary Shares for which this Warrant is exercisable immediately after such adjustment. A reclassification of the Ordinary Shares (other than a change in par value, or from par value to no par value or from no par value to par value) into Ordinary Shares and shares of any other class shall be deemed a distribution by the Issuer to the holders of its Ordinary Shares of such shares of such other class within the meaning of this Section 4(c) and, if the outstanding Ordinary Shares shall be changed into a larger or smaller number of Ordinary Shares as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding Ordinary Shares within the meaning of Section 4(b).

    (d)        Subsequent Equity Sales. If the Issuer or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Ordinary Shares or Ordinary Share Equivalents entitling any Person to acquire Ordinary Shares, at an effective price per share less than the then Exercise Price (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (if the holder of the Ordinary Shares or Ordinary Share Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive Ordinary Shares at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then, the Exercise Price shall be reduced and only reduced to equal the Base Share Price. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 4(d) in respect of an Exempt Issuance (as defined in the Purchase Agreement). The Issuer shall notify the Holder in writing, no later than the Trading Day following the issuance of any Ordinary Shares or Ordinary Share Equivalents subject to this Section 4(d), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Issuer provides a Dilutive Issuance Notice pursuant to this Section 4(d), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.

    (e)        Other Provisions applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments of the number of Ordinary Shares for which this Warrant is exercisable and the Warrant Price then in effect provided for in this Section 4:

    (i)        Computation of Consideration. To the extent that any Ordinary Shares or any Ordinary Share Equivalents (or any warrants or other rights therefor) shall be issued for cash consideration, the consideration received by the Issuer therefor shall be the amount of the cash received by the Issuer therefor, or, if such Ordinary Shares or Ordinary Share Equivalents are offered by the Issuer for subscription, the subscription price, or, if such Ordinary Shares or Ordinary Share Equivalents are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Issuer for and in the underwriting of, or otherwise in connection with, the issuance thereof). In connection with any merger or consolidation in which the Issuer is the surviving corporation (other than any consolidation or merger in which the previously outstanding Ordinary Shares of the Issuer shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be, deemed to be the fair value, as determined reasonably and in good faith by the Board, of such portion of the assets and business of the nonsurviving corporation as the Board may determine to be attributable to such Ordinary Shares or Ordinary Share Equivalents, as the case may be. The consideration for any Ordinary Shares issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Issuer for issuing such warrants or other rights plus the additional consideration payable to the Issuer upon exercise of such warrants or other rights. The consideration for any Ordinary Shares issuable pursuant to the terms of any Ordinary Share Equivalents shall be the consideration received by the Issuer for issuing warrants or other rights to subscribe for or purchase such Ordinary Share Equivalents, plus the consideration paid or payable to the Issuer in respect of the subscription for or purchase of such Ordinary Share Equivalents, plus the additional consideration, if any, payable to the Issuer upon the exercise of the right of conversion or exchange in such Ordinary Share Equivalents. In the event of any consolidation or merger of the Issuer in which the Issuer is not the surviving corporation or in which the previously outstanding Ordinary Shares of the Issuer shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Issuer for stock or other securities of any corporation, the Issuer shall be deemed to have issued a number of shares of its Ordinary Shares for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. In the event any consideration received by the Issuer for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board. In the event Ordinary Shares are issued with other shares or securities or other assets of the Issuer for consideration which covers both, the consideration computed as provided in this Section 4(f)(i) shall be allocated among such securities and assets as determined in good faith by the Board.

    (ii)        When Adjustments to Be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of Ordinary Shares for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of Ordinary Shares, as provided for in Section 4(b)) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than one percent (1%) of the Ordinary Shares for which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(iii) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Ordinary Shares shall be taken into account to the nearest one one-hundredth (1/100th) of a share.

    (iv)        When Adjustment Not Required. If the Issuer shall take a record of the holders of its Ordinary Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

    (f)        Form of Warrant after Adjustments. The form of this Warrant need not be changed because of any adjustments in the Warrant Price or the number and kind of Securities purchasable upon the exercise of this Warrant.

    5.        Notice of Adjustments. Whenever the Warrant Price or Warrant Share Number shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, each an “adjustment”), the Issuer shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Warrant Price and Warrant Share Number after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any dispute between the Issuer and the Holder of this Warrant with respect to the matters set forth in such certificate may at the option of the Holder of this Warrant be submitted to a national or regional accounting firm reasonably acceptable to the Issuer and the Holder, provided that the Issuer shall have ten (10) days after receipt of notice from such Holder of its selection of such firm to object thereto, in which case such Holder shall select another such firm and the Issuer shall have no such right of objection. The firm selected by the Holder of this Warrant as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty (30) days after submission to it of such dispute. Such opinion shall be final and binding on the parties hereto. The costs and expenses of the initial accounting firm shall be paid equally by the Issuer and the Holder and, in the case of an objection by the Issuer, the costs and expenses of the subsequent accounting firm shall be paid in full by the Issuer.

    6.        Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise hereof, but in lieu of such fractional shares, the Issuer shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

    7.        Ownership Caps and Certain Exercise Restrictions.

    (a)        The Issuer shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other person or entity acting as a group together with the Holder or any of the Holder’s Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Issuer (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 7, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Issuer is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 7 applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Issuer shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 7, in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Issuer’s most recent annual report, (y) a more recent public announcement by the Issuer or (z) any other notice by the Issuer or the Issuer’s Transfer Agent setting forth the number of Ordinary Shares outstanding.  Upon the written or oral request of a Holder, the Issuer shall within two Trading Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding.  In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Issuer, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% [24.99%]8 of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of this Warrant. [The Holder, upon not less than 61 days’ prior notice to the Issuer, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 7, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 7 shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. ]9 The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 7 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

           8 For Warrant issued to Prescott only.

           9 Language to be omitted from Warrant issued to Prescott.

    (b)        If the Company has not obtained such approval as may be required by applicable law or by the applicable rules and regulations of the Trading Market (or any successor entity) from the shareholders of the Company with respect to the transactions contemplated by the Transaction Documents, including the issuance of all of the Ordinary Shares issued pursuant to the Purchase Agreement and Ordinary Shares issuable upon exercise of the Warrants in excess of 19.9% of the Company’s issued and outstanding Ordinary Shares on the Closing Date (such approval, the “Shareholder Approval”), then the Company may not issue upon exercise of this Warrant a number of Ordinary Shares, which, when aggregated with any Ordinary Shares issued (i) upon prior exercise of this or any other Warrant issued pursuant to the Purchase Agreement, (ii) pursuant to any warrants issued to any registered broker-dealer as a fee in connection with the issuance of Securities pursuant to the Purchase Agreement and (iii) the Ordinary Shares issued pursuant to the Purchase Agreement, would exceed 4,365,490, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Ordinary Shares that occur after the date of the Purchase Agreement (such number of shares, the “Issuable Maximum”). The Holder and the holders of the other Warrants issued pursuant to the Purchase Agreement shall be entitled to a portion of the Issuable Maximum equal to the quotient obtained by dividing (x) the Holder’s original Subscription Amount by (y) the aggregate original Subscription Amount of all holders pursuant to the Purchase Agreement. In addition, the Holder may allocate its pro-rata portion of the Issuable Maximum among Warrants held by it in its sole discretion. Such portion shall be adjusted upward ratably in the event a Purchaser no longer holds any Warrants and the amount of shares issued to such Purchaser pursuant to its Warrants was less than such Purchaser’s pro-rata share of the Issuable Maximum. For avoidance of doubt, unless and until any required Shareholder Approval is obtained and effective, warrants issued to any registered broker-dealer as a fee in connection with the Securities issued pursuant to the Purchase Agreement as described in clause (iii) above shall provide that such warrants shall not be allocated any portion of the Issuable Maximum and shall be unexercisable unless and until such Shareholder Approval is obtained and effective.

    8.        Definitions. For the purposes of this Warrant, the following terms have the following meanings:

“Board”shall mean the Board of Directors of the Issuer.

“Capital Shares” means and includes (i) any and all shares, interests, participations or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred or preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and (iv) all equity or ownership interests in any Person of any other type.

“Convertible Securities” means evidences of Indebtedness, Capital Shares or other Securities which are or may be at any time convertible into or exchangeable for Ordinary Shares. The term “Convertible Security” means one of the Convertible Securities.

“Exercise Price” or “Warrant Price” initially means $____[10], as such price may be adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.

“Governmental Authority” means any governmental, regulatory or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether federal, state or local, and whether domestic or foreign.

“Holders” mean the Persons who shall from time to time own any Warrant. The term “Holder” means one of the Holders.

“Independent Appraiser” means a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Issuer) that is regularly engaged in the business of appraising the Capital Shares or assets of corporations or other entities as going concerns, and which is not affiliated with either the Issuer or the Holder of any Warrant.

“Issuer” means BluePhoenix Solutions Ltd., an Israeli corporation, and its successors.

           10 As to the Series A, $3.95; As to the Series B, $3.05; As to the Series C, $3.95.

“Majority Holders” means at any time the Holders of Warrants exercisable for a majority of the Warrant Shares issuable under the Warrants at the time outstanding.

“Ordinary Shares” means the ordinary shares, NIS 0.01 par value per share, of the Issuer and any other Capital Shares into which such shares may hereafter be changed.

“Ordinary Share Equivalent” means any Convertible Security or warrant, option or other right to subscribe for or purchase any Convertible Security.

“Original Issue Date” means October __, 2009.

“Outstanding Ordinary Shares” means, at any given time, the aggregate amount of outstanding Ordinary Shares, assuming full exercise, conversion or exchange (as applicable) of all options, warrants and other Securities which are convertible into or exercisable or exchangeable for, and any right to subscribe for, Ordinary Shares that are outstanding at such time.

“Person” means an individual, corporation, limited liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental Authority or other entity of whatever nature.

“Per Share Market Value” means on any particular date (a) the daily volume weighted average price per Ordinary Share on such date on the Nasdaq Global Market or another registered national stock exchange on which the Ordinary Shares are then listed, or if there is no such price on such date, then the volume weighted average price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Ordinary Shares are not listed then on the Nasdaq Global Market or any registered national stock exchange, the volume weighted average price for a share of Ordinary Shares in the over-the-counter market, as reported by the OTC Bulletin Board or in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Ordinary Shares are not then reported by the OTC Bulletin Board or the National Quotation Bureau Incorporated (or similar organization or agency succeeding to its functions of reporting prices), then the “Pink Sheet” quotes for the applicable Trading Days preceding such date of determination, or (d) if the Ordinary Shares are not then publicly traded the fair market value of an Ordinary Share as determined by an Independent Appraiser selected in good faith by the Majority Holders; provided, however, that the Issuer, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser; and provided, further that all determinations of the Per Share Market Value shall be appropriately adjusted for any share dividends, share splits or other similar transactions during such period. The determination of fair market value by an Independent Appraiser shall be based upon the fair market value of the Issuer determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any Ordinary Shares, no consideration shall be given to any restrictions on transfer of the Ordinary Shares imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.

“Purchase Agreement” means the Securities Purchase Agreement dated as of October 12, 2009, among the Issuer and the Purchasers.

“Purchasers” mean the purchasers of Ordinary Shares and the Warrants issued by the Issuer pursuant to the Purchase Agreement.

“Securities” means any debt or equity securities of the Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any Security. “Security” means one of the Securities.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute then in effect.

“Subsidiary” means any corporation at least 50% of whose outstanding Voting Shares shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

“Term” has the meaning specified in Section 1 hereof.

“Trading Day” means (a) a day on which the Ordinary Shares are traded on the Nasdaq Global Market, or (b) if the Ordinary Shares are not traded on the Nasdaq Global Market, a day on which the Ordinary Shares are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Ordinary Shares are not listed or quoted as set forth in (a) or (b) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York or Israel are authorized or required by law or other government action to close.

“Voting Shares” means, as applied to the Capital Shares of any corporation, Capital Shares of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Capital Shares having such power only by reason of the happening of a contingency.

“Warrants” means the Warrants issued and sold pursuant to the Purchase Agreement, including, without limitation, this Warrant, and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the provisions of Section 2(c), 2(d) or 2(e) hereof or of any of such other Warrants.

“Warrant Share Number” means at any time the aggregate number of Warrant Shares which may at such time be purchased upon exercise of this Warrant, after giving effect to all prior adjustments and increases to such number made or required to be made under the terms hereof.

“Warrant Shares” means Ordinary Shares issuable upon exercise of any Warrant or Warrants or otherwise issuable pursuant to any Warrant or Warrants.

    9.        Other Notices. In case at any time:

(A)	the Issuer shall make any distributions to the holders of Ordinary Shares; or

(B)	the Issuer shall authorize the granting to all holders of its Ordinary Shares of rights to subscribe for or purchase any shares of Capital Shares of any class or other rights; or

(C)	there shall be any reclassification of the Capital Shares of the Issuer; or

(D)	there shall be any capital reorganization by the Issuer; or

(E)	there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer’s property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its shares of Capital Shares shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

(F)	there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Ordinary Shares;

then, in each of such cases, the Issuer shall give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place. Such notice also shall specify the date as of which the holders of Ordinary Shares of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Ordinary Shares for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be. Such notice shall be given at least twenty (20) days prior to the action in question and not less than ten (10) days prior to the record date or the date on which the Issuer’s transfer books are closed in respect thereto. This Warrant entitles the Holder to receive copies of all financial and other information distributed or required to be distributed to the holders of the Ordinary Shares. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

    10.        Amendment and Waiver. Any term, covenant, agreement or condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Holder. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of this Warrant unless the same consideration is also offered to all holders of the Warrants.

    11.        Governing Law; Jurisdiction. This Warrant shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Warrant shall not be interpreted or construed with any presumption against the party causing this Warrant to be drafted. The Issuer and the Holder agree that venue for any dispute arising under this Warrant will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue. The Issuer and the Holder irrevocably consent to personal jurisdiction in the state and federal courts of the state of New York. The Issuer and the Holder consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 11 shall affect or limit any right to serve process in any other manner permitted by law. The Issuer and the Holder hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Warrant or the Purchase Agreement, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party. The parties hereby waive all rights to a trial by jury.

    12.        Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon (i) hand delivery at the address designated below, (ii) delivery by telecopy or facsimile at the number designated below or (iii) delivery by e-mail at the e-mail address designated below (in each case, if delivered on a business day during normal business hours where such notice is to be received), or, in each case, the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the third business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Issuer:	BluePhoenix Solutions Ltd.
8 Maskit Street
Herzlia 46120
Israel
Attention: Yael Peretz and Varda Sagiv
Tel. No.: 972-(9)-952-6110
Fax No.: 972-(9)-952-6111
yperetz@bphx.com
vsagiv@bphx.com

with copies (which copies
shall not constitute notice) to:	Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention: Ernest S. Wechsler
Tel. No.: (212) 715-9100
Fax No.: (212) 715-8000
ewechsler@kramerlevin.com

If to any Holder:	At the address of such Holder set forth on such Holder’s signature page attached to the Purchase Agreement, or as specified in writing by such Holder with copies to such Holder’s counsel as set forth on such signature page or as specified in writing by such Holder.

        Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto.

    13.        Warrant Agent. The Issuer may, by written notice to each Holder of this Warrant, appoint an agent having an office in New York, New York for the purpose of issuing Warrant Shares on the exercise of this Warrant pursuant to subsection (b) of Section 2 hereof, exchanging this Warrant pursuant to subsection (d) of Section 2 hereof or replacing this Warrant pursuant to subsection (d) of Section 3 hereof, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

    14.        Remedies. The Issuer stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

    15.        Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Shares issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Shares.

    16.        Modification and Severability. If, in any action before any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

    17.        Headings. The headings of the Sections of this Warrant are for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

    18.        Registration Rights. The Holder of this Warrant is entitled to the benefit of certain registration rights with respect to the Warrant Shares issuable upon the exercise of this Warrant pursuant to that certain Registration Rights Agreement, of even date herewith, by and among the Issuer and Persons listed on Schedule I thereto (the “Registration Rights Agreement”) and the registration rights with respect to the Warrant Shares issuable upon the exercise of this Warrant by any subsequent Holder may only be assigned in accordance with the terms and provisions of the Registrations Rights Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the Issuer has executed this Warrant as of the day and year first above written.

BLUEPHOENIX SOLUTIONS LTD. By: —————————————— Name: Title:

EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

        This Registration Rights Agreement (this “Agreement”) is made and entered into as of October 12, 2009, by and among BluePhoenix Solutions Ltd., an Israeli company (the “Company”), and the purchasers listed on Schedule I hereto (the “Purchasers”).

        This Agreement is being entered into pursuant to the Securities Purchase Agreement dated as of the date hereof among the Company and the Purchasers (the “Purchase Agreement”).

        The Company and the Purchasers hereby agree as follows:

1.	Definitions.

        Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

        “Advice” shall have meaning set forth in Section 3(m).

        “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms of “affiliated,” “controlling” and “controlled” have meanings correlative to the foregoing.

        “Board” shall have meaning set forth in Section 3(n).

        “Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the state of New York or Israel generally are authorized or required by law or other government actions to close.

        “Closing Date” means the date of the closing of the purchase and sale of the Shares and Warrants pursuant to the Purchase Agreement.

        “Effectiveness Date” means with respect to the Registration Statement the earlier of (A) the 120th day following the date hereof or (B) the date which is within five (5) Business Days after the date on which the SEC informs the Company (i) that the SEC will not review the Registration Statement or (ii) that the Company may request the acceleration of the effectiveness of the Registration Statement and the Company makes such request; provided that, if the Effectiveness Date falls on a Saturday, Sunday or any other day which shall be a legal holiday or a day on which the SEC is authorized or required by law or other government actions to close, the Effectiveness Date shall be the following Business Day.

        “Effectiveness Period” shall have the meaning set forth in Section 2.

        “Event” shall have the meaning set forth in Section 7(c).

        “Event Date” shall have the meaning set forth in Section 7(c).

        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

        “Filing Date” means the forty-fifth (45th) day following the date hereof; provided that, if the Filing Date falls on a Saturday, Sunday or any other day which shall be a legal holiday or a day on which the SEC is authorized or required by law or other government actions to close, the Filing Date shall be the following Business Day.

        “Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.

        “Indemnified Party” shall have the meaning set forth in Section 5(c).

        “Indemnifying Party” shall have the meaning set forth in Section 5(c).

        “Losses” shall have the meaning set forth in Section 5(a).

        “Ordinary Shares” means the ordinary shares of the Company, par value NIS 0.01 per share.

        “Person” means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

        “Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

        “Prospectus” means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference in such Prospectus.

        “Registrable Securities” means (i) the Shares issued pursuant to the Purchase Agreement, (ii) the Ordinary Shares issuable upon exercise of the Warrants, (iii) any additional Ordinary Shares issuable in connection with any anti-dilution provisions in the Warrants (without giving effect to any limitations on exercise set forth in the Warrants) and (iv) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) for so long as (a) a Registration Statement with respect to the sale of such Registrable Securities is declared effective by the Commission under the Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, (b) such Registrable Securities have been previously sold in accordance with Rule 144, or (c) such securities become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to the Transfer Agent and the affected Holders (assuming that such securities and any securities issuable upon exercise, conversion or exchange of which, or as a dividend upon which, such securities were issued or are issuable, were at no time held by any Affiliate of the Company, and all Warrants are exercised by “cashless exercise” as provided in Section 2(c) of each of the Series A Warrants and Series C Warrants), as reasonably determined by the Company, upon the advice of counsel to the Company.

        “Registration Statement” means the registration statements and any additional registration statements contemplated by Section 2, including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference in such registration statement.

        “Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

        “Rule 416” means Rule 416 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

        “Rule 424” means Rule 424 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

        “SEC” means the Securities and Exchange Commission.

        “SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

        “Securities Act” means the Securities Act of 1933, as amended.

        “Special Counsel” means Weinstein Smith LLP, for which the Holders will be reimbursed by the Company pursuant to Section 4.

2.	Resale Registration.

        On or prior to the Filing Date, the Company shall prepare and file with the SEC a “resale” Registration Statement providing for the resale of all or such maximum portion of the Registrable Securities as permitted by SEC Guidance (provided that, the Company shall use commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, the Manual of Publicly Available Telephone Interpretations D.29) that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415. Each Registration Statement shall be on Form F-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form F-3, in which case such registration shall be on another appropriate form in accordance herewith and with the Securities Act and the rules promulgated thereunder). Such Registration Statement shall cover to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Ordinary Shares resulting from share splits, share dividends or similar transactions with respect to the Registrable Securities. The Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act promptly after the filing thereof, but in any event prior to the Effectiveness Date, and to keep such Registration Statement continuously effective under the Securities Act until such date as is the earlier of (i) the date when all Registrable Securities covered by such Registration Statement have been sold thereunder or pursuant to Rule 144 or (ii) (A) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and (B) (I) may be sold without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or (II) the Company is in compliance with the current public information requirement under Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Transfer Agent and the affected Holders (the “Effectiveness Period”). If at any time and for any reason, an additional Registration Statement is required to be filed because at such time the actual number of Ordinary Shares into which the outstanding Warrants are then exercisable exceeds the number of shares of Registrable Securities remaining unsold under the Registration Statement, the Company shall have thirty (30) Business Days to file such additional Registration Statement, and the Company shall use its best efforts to cause such additional Registration Statement to be declared effective by the Commission as soon as possible, but in no event later than seventy-five (75) days after filing. The Company shall telephonically request effectiveness of a Registration Statement as of 5:00 p.m. New York City time on a Trading Day. The Company shall immediately notify the Holders via facsimile or by e-mail of the effectiveness of a Registration Statement within two Trading Days following the Trading Day on which the Company telephonically confirms effectiveness with the Commission, which shall be the date requested for effectiveness of such Registration Statement. The Company shall, by 9:30 a.m. New York City time on the second (2nd) Trading Day following the Trading Day on which the Company telephonically confirms effectiveness with the Commission, file a final Prospectus with the Commission as required by Rule 424. Failure to so notify the Holder within two (2) Trading Days of such notification of effectiveness or failure to file a final Prospectus as foresaid shall be deemed an Event under Section 7(c). Notwithstanding any other provision of this Agreement and subject to the payment of liquidated damages pursuant to Section 7(c), if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced by Registrable Securities represented by Warrant Shares (applied, in the case that some Warrant Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Warrant Shares held by such Holders). In the event of a cutback hereunder, the Company shall give the Holder at least five (5) Trading Days prior written notice along with the calculations as to such Holder’s allotment.

3.	Registration Procedures.

        In connection with the Company’s registration obligations hereunder, the Company shall:

    (a)        Prepare and file with the SEC, on or prior to the Filing Date, a Registration Statement on Form F-3 (or if the Company is not then eligible to register for resale the Registrable Securities on Form F-3 such registration shall be on another appropriate form in accordance herewith and the Securities Act and the rules promulgated thereunder) in accordance with the plan of distribution as set forth on Exhibit A hereto and in accordance with applicable law, and cause the Registration Statement to become effective and remain effective as provided herein; provided, however, that not less than five (5) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall (i) furnish to the Holders and any Special Counsel, copies of all such documents proposed to be filed, which documents will be subject to the review of such Holders and such Special Counsel, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of Special Counsel, to conduct a reasonable review of such documents. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities or any Special Counsel shall reasonably object in writing within two (2) Business Days of their receipt thereof.

    (b)        (i) Prepare and file with the SEC such amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep the Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the SEC such additional Registration Statements as necessary in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424 (or any similar provisions then in force) promulgated under the Securities Act; (iii) respond as promptly as reasonably possible to any comments received from the SEC with respect to the Registration Statement or any amendment thereto and as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the SEC relating to the Registration Statement; (iv) file the final prospectus pursuant to Rule 424 of the Securities Act no later than 9:00 a.m. Eastern Time on the second (2nd) Trading Day following the Trading Day on which the Company telephonically confirms effectiveness with the Commission; and (v) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the Holders thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented. The Company shall provide notice to all Holders of the effectiveness of a Registration Statement simultaneously.

    (c)        Notify the Holders of Registrable Securities and any Special Counsel as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three (3) Business Days prior to such filing, and in the case of (iii) below, on the same day of receipt by the Company of such notice from the SEC) and (if requested by any such Person) confirm such notice in writing no later than two (2) Business Days following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is filed; (B) when the SEC notifies the Company whether there will be a “review” of such Registration Statement and whenever the SEC comments in writing on such Registration Statement and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness or any other suspension or withdrawal of the Registration Statement covering any or all of the Registrable Securities or the initiation or threatening of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event that makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, such that they will not be able to use the Prospectus to sell the Securities.

    (d)        Use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of, as promptly as reasonably possible, (i) any order suspending the effectiveness of the Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction.

    (e)        If requested by the Holders of a majority in interest of the Registrable Securities, (i) incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the Company reasonably agrees should be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment.

    (f)        If requested by any Holder, furnish to such Holder and any Special Counsel, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by such Person promptly after the filing of such documents with the SEC.

    (g)        Promptly deliver to each Holder and any Special Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request; and subject to the provisions of Sections 3(m) and 3(n), the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

    (h)        Prior to any public offering of Registrable Securities, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders and any Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

    (i)        Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to a Registration Statement, which certificates, to the extent permitted by the Purchase Agreement and applicable federal and state securities laws, shall be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any Holder may request in connection with any sale of Registrable Securities.

    (j)        Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (k)        Use its commercially reasonable efforts to cause all Registrable Securities to be listed or quoted on the Nasdaq Global Market or any other securities exchange, quotation system or market, if any, on which similar securities issued by the Company are then listed or traded as and when required pursuant to the Purchase Agreement.

    (l)        Comply in all material respects with all applicable rules and regulations of the SEC and make generally available to its security holders all documents filed or required to be filed with the SEC.

    (m)        The Company may require each selling Holder to furnish to the Company a certified statement as to the number of Ordinary Shares beneficially owned by such Holder and, if required by the Commission, the natural persons thereof that have voting and dispositive control over the shares. During any periods that the Company is unable to meet its obligations hereunder with respect to the registration of the Registrable Securities solely because any Holder fails to furnish such information within three Trading Days of the Company’s request, any liquidated damages that are accruing at such time as to such Holder only shall be tolled and any Event that may otherwise occur solely because of such delay shall be suspended as to such Holder only, until such information is delivered to the Company.

        If the Registration Statement refers to any Holder by name or otherwise as the holder of any securities of the Company, then such Holder shall have the right to require (if such reference to such Holder by name or otherwise is not required by the Securities Act or any similar federal statute then in force) the deletion of the reference to such Holder in any amendment or supplement to the Registration Statement filed or prepared subsequent to the time that such reference ceases to be required.

        Each Holder covenants and agrees that it will not sell any Registrable Securities under the Registration Statement until the Company has electronically filed the Prospectus as then amended or supplemented as contemplated in Section 3(g) and notice from the Company that the Registration Statement and any post-effective amendments thereto have become effective as contemplated by Section 3(c).

        Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c)(ii), 3(c)(iii), 3(c)(iv), 3(c)(v) or 3(n), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 3(j), or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.

    (n)        If (i) there is material non-public information regarding the Company which the Company’s Board of Directors (the “Board”) determines not to be in the Company’s best interest to disclose and which the Company is not otherwise required to disclose, (ii) there is a significant business opportunity (including, but not limited to, the acquisition or disposition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or other similar transaction) available to the Company which the Board determines not to be in the Company’s best interest to disclose, or (iii) the Company is required to file a post-effective amendment to the Registration Statement to incorporate the Company’s annual reports and audited financial statements on Forms 20-F, then the Company may (x) postpone or suspend filing of a registration statement for a period not to exceed sixty (60) consecutive days or (y) postpone or suspend effectiveness of a registration statement for a period not to exceed forty-five (45) consecutive days; provided that the Company may not postpone or suspend effectiveness of a registration statement under this Section 3(n) for more than seventy-five (75) days in the aggregate during any three hundred sixty (360) day period.

4.	Registration Expenses.

        All fees and expenses incident to the performance of or compliance with this Agreement by the Company, except as and to the extent specified in this Section 4, shall be borne by the Company whether or not the Registration Statement is filed or becomes effective and whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Nasdaq Global Market and each other securities exchange or market on which Registrable Securities are required hereunder to be quoted or listed, if any (B) with respect to filing fees required to be paid to the Financial Industry Regulatory Authority, Inc. and (C) in compliance with state securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the Holders in connection with Blue Sky qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the Holders of a majority of Registrable Securities may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities), (iii) messenger, telephone and delivery expenses of the Company, (iv) fees and disbursements of counsel for the Company and Special Counsel for the Holders, in the case of the Special Counsel, up to a maximum amount of $5,000, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the Company’s independent public accountants (including the expenses of any comfort letters or costs associated with the delivery by independent public accountants of a comfort letter or comfort letters). In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. The Company shall not be responsible for any discounts, commissions, transfer taxes or other similar fees or other expenses incurred by the Holders in connection with the sale or registration of the Registrable Securities.

5.	Indemnification.

    (a)        Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, managers, partners, members, shareholders, agents, brokers, investment advisors and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and attorneys’ fees) and expenses (collectively, “Losses”) (as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review), as incurred, arising out of or relating to any violation of securities laws by the Company or untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Holder or such other Indemnified Party furnished in writing to the Company by such Holder expressly for use therein. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, the Company shall be liable under this Section 5(a) for only that amount as does not exceed the Purchase Price.

    (b)        Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents and employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses(as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review), as incurred, arising solely out of or based solely upon any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder or other Indemnifying Party to the Company specifically for inclusion in the Registration Statement or such Prospectus. Notwithstanding anything to the contrary contained herein, each Holder shall be liable under this Section 5(b) for only that amount as does not exceed the net proceeds to such Holder as a result of the sale of Registrable Securities pursuant to such Registration Statement.

    (c)        Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party promptly shall notify the Person from whom indemnity is sought (the “Indemnifying Party) in writing, and the Indemnifying Party shall be entitled to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

        An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such parties shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened Proceeding in respect of which any Indemnified Party is a party and indemnity has been sought hereunder, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

        All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnified Party shall reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

    (d)        Contribution. If a claim for indemnification under Section 5(a) or 5(b) is due but unavailable to an Indemnified Party because of a failure or refusal of a governmental authority to enforce such indemnification in accordance with its terms (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault, as applicable, of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms. In no event shall any selling Holder be required to contribute an amount under this Section 5(d) in excess of the net proceeds received by such Holder upon sale of such Holder’s Registrable Securities pursuant to the Registration Statement giving rise to such contribution obligation.

        The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

        The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties pursuant to the law.

6.	Intentionally Omitted.

7.	Miscellaneous.

    (a)        No Inconsistent Agreements. Neither the Company nor any of its subsidiaries has, as of the date hereof entered into and currently in effect, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Without limiting the generality of the foregoing, without the written consent of the Holders of a majority of the then outstanding Registrable Securities, the Company shall not grant to any Person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted are subject in all respects to the prior rights in full of the Holders set forth herein, and are not otherwise in conflict with the provisions of this Agreement.

    (b)        Piggyback on Registrations. Neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in the Registration Statement, and the Company shall not after the date hereof enter into any agreement providing registration right to any of its securityholders, unless the right so granted is subject in all respects to the prior rights in full of the Holders set forth herein, and is not otherwise in conflict with the provisions of this Agreement.

    (c)        Failure to File Registration Statement and Other Events. The Company and the Purchasers agree that the Holders will suffer damages if the Registration Statement is not filed on or prior to the Filing Date and not declared effective by the SEC on or prior to the Effectiveness Date and maintained in the manner contemplated herein during the Effectiveness Period or if certain other events occur. The Company and the Holders further agree that it would not be feasible to ascertain the extent of such damages with precision. Accordingly, if the Initial Registration Statement is not filed on or prior to its Filing Date (if the Company files the Initial Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a) herein, the Company shall be deemed to have not satisfied this clause (i)), or (ii) the Company fails to file with the Commission a request for acceleration of a Registration Statement in accordance with Rule 461 promulgated by the Commission pursuant to the Securities Act, within five Trading Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review, or (iii) prior to the effective date of a Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such Registration Statement within 20 calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective, or (iv) all of the Registrable Securities are not registered for resale pursuant to one or more effective Registration Statements on or before the Effectiveness Date, or (v) after the effective date of a Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, or the Holders are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities, for more than 20 consecutive calendar days or more than an aggregate of 30 calendar days (which need not be consecutive calendar days) during any 12-month period (any such failure or breach being referred to as an “Event,” and the date on which such Event occurs, being referred to as “Event Date”), the Company shall pay an amount as liquidated damages to each Holder, payable in cash, equal to one percent (1.5%) of the amount of the Holder’s initial investment in the Shares for each calendar month thereafter (or pro-rata for a portion thereof) thereafter from the Event Date until the applicable Event is cured; provided, however, that in no event shall the amount of liquidated damages payable at any time and from time to time to any Holder pursuant to this Section 7(c) exceed an aggregate of three percent (3%) of the amount of the Holder’s initial investment in the Shares; provided, further, however, that in no event shall the amount of liquidated damages payable at any time and from time to time to any Holder pursuant to this Section 7(c) and Section 3.8 of the Purchase Agreement exceed an aggregate of six percent (6%) of the amount of such Holder’s initial investment in the Shares. Liquidated damages payable by the Company pursuant to this Section 7(c) shall be payable on the first (1st) Business Day of each thirty (30) day period following the Event Date. If the Company fails to pay any partial liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 10% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. Notwithstanding anything to the contrary in this paragraph (c), the liquidated damages described in this paragraph (c) shall, with respect to any Holder, cease to accrue and shall not be payable from the date such Holder can sell the Registrable Securities without restriction pursuant to Rule 144 (or any successor rule) or any other provision under Rule 144 that permits such Holder to sell the Registrable Securities without respect to any volume limitations or manner of sale restrictions and public information requirements; provided, further, that liquidated damages pursuant to this Section 7(c) shall not accrue and shall not be payable with respect to any Holder for any period during which (i) such Holder can sell the Registrable Securities without restriction pursuant to Rule 144 (or any successor rule) or any other provision under Rule 144 that permits such Holder to sell the Registrable Securities without respect to any volume limitations or manner of sale restrictions and (ii) no Public Information Failure exists (as such term is defined in the Purchase Agreement).

    (d)        Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders of 67% of the Registrable Securities outstanding. If a Registration Statement does not register all of the Registrable Securities pursuant to a waiver or amendment done in compliance with the previous sentence, then the number of Registrable Securities to be registered for each Holder shall be reduced pro rata among all Holders and each Holder shall have the right to designate which of its Registrable Securities shall be omitted from such Registration Statement. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder or some Holders and that does not directly or indirectly affect the rights of other Holders may be given by such Holder or Holders of all of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the first sentence of this Section 6(f).

        Section 7.16 (e) Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon (i) hand delivery at the address designated below, (ii) delivery by telecopy or facsimile at the number designated below or (iii) delivery by e-mail at the e-mail address designated below (in each case, if delivered on a business day during normal business hours where such notice is to be received), or, in each case, the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the third business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company:	BluePhoenix Solutions Ltd.
8 Maskit Street
Herzlia 46120
Israel
Attention: Yael Peretz, General Counsel and
Varda Sagiv, CFO
Tel. No.: 972-9-9526110
Fax No.: 972-9-9526111
yperetz@bphx.com
vsagiv@bphx.com

with copies (which shall not constitute notice) to:	Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Attention: Ernest S. Wechsler, Esq. Tel No.: (212) 715-9100 Fax No.: (212) 715-8000 ewechsler@kramerlevin.com

If to any Purchaser:	At the address of such Holder set forth on such Holder's signature page attached to the Purchase Agreement, or as specified in writing by such Holder with copies to such Holder's counsel as set forth on such signature page or as specified in writing by such Holder.

        Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

    (f)        Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns and shall inure to the benefit of each Holder and its successors and assigns. The Company may not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of each Holder. Each Purchaser may assign its rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

    (g)        Assignment of Registration Rights. The rights of each Holder hereunder, including the right to have the Company register for resale Registrable Securities in accordance with the terms of this Agreement, shall be automatically assignable by each Holder to any Person of all or a portion of the Warrants or the Registrable Securities if: (i) the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned, (iii) following such transfer or assignment the further disposition of such securities by the transferee or assignees is restricted under the Securities Act and applicable state securities laws, (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this Section, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions of this Agreement, and (v) such transfer shall have been made in accordance with the applicable requirements of the Purchase Agreement. The rights to assignment shall apply to the Holders (and to subsequent) successors and assigns.

    (h)        Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

    (a)        (i) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted. The Company and the Holders agree that venue for any dispute arising under this Agreement will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue. The Company and the Holders irrevocably consent to personal jurisdiction in the state and federal courts of the state of New York. The Company and the Holders consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7(i) shall affect or limit any right to serve process in any other manner permitted by law. The parties hereby waive all rights to a trial by jury.

    (j)        Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

    (k)        Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable in any respect, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

    (l)        Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

    (m)        Shares Held by the Company and its Affiliates. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company or its Affiliates (other than any Holder or transferees or successors or assigns thereof if such Holder is deemed to be an Affiliate solely by reason of its holdings of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

    (n)        Independent Nature of Holders’ Obligations and Rights. The obligations of each Holder hereunder are several and not joint with the obligations of any other Holder hereunder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Holder pursuant hereto or thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Holder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

BLUEPHOENIX SOLUTIONS LTD. By: —————————————— Name: Title:

PURCHASER: By: —————————————— Name: Title:

Schedule I
Purchasers

Names and Addresses	Investment Amount and Number of
of Purchasers	Shares and Warrant Shares Purchased

Exhibit A

Plan of Distribution

        The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares being offered under this prospectus on any stock exchange, market or trading facility on which ordinary shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when disposing of shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

—	an exchange transaction in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

—	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

—	sales on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

—	sales in the over-the-counter market;

—	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

—	through put or call option transactions, whether such options are listed on an options exchange or otherwise;

—	a combination of any of these methods of sale; and

—	any other method permitted pursuant to applicable law.

        The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

        The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

        Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

        If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

        The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        If any of the ordinary shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

        We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling security holder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

        We and the selling security holders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.